Exhibit 99.1

China New Borun Announces Second Quarter 2017 Unaudited

Financial Results

Beijing, China, August 22, 2017 – China New Borun Corporation (NYSE: BORN; “Borun” or the “Company”), a leading producer and distributor of corn-based edible alcohol in China, today announced its unaudited financial results for the second quarter ended June 30, 2017.

Mr. Jinmiao Wang, Chairman and Chief Executive Officer of Borun, commented on the results, “We are pleased with our solid results for second quarter of 2017, as revenue expanded by 4.7% year-over-year, gross profit by 19.3% year-over-year, and net income by 14.5% year-over-year. We also generated outstanding cash flows from operations totaling RMB333.4 million ($49.2 million), driven by the deployment of our pre-purchased corn inventory.

Driven by the strong sale volumes across major product categories, our facilities were practically running at maximum output, with effective utilization rate of 97%. Sales volume of edible alcohol and DDGS Feed reached a new five-year high to 95,196 tons and 83,586 tons, respectively.

We continue to witness solid demand from a healthy baijiu industry, with prices rising for the top baijiu brands. Corn prices are also rising in the current non-harvest season, which favors our corn sourcing advantage, and we are confident that despite the rising corn prices at the spot market, our corn cost during the third quarter will remain stable. With adequate corn reserves, healthy cash flows, and a strong cash balance of more than RMB1.2 billion to support our corn sourcing arrangement in the next harvest season, we are reassured with our competitive position for the second half of 2017,” Mr. Wang concluded.

Second Quarter 2017 Quick View

•	Total revenue increased 4.7% to RMB555.1 million ($81.9 million1) from RMB530.4 million in the second quarter of 2016.

•	Gross profit increased 19.3% to RMB52.5 million ($7.8 million) from RMB44.0 million in the second quarter of 2016.

•	Net income increased 14.5% to RMB17.0 million ($2.5 million) from RMB14.9 million in the second quarter of 2016.

•	Basic and diluted earnings per American Depositary Share ("ADS") were RMB0.66 ($0.10) for the quarter ended June 30, 2017. Each ADS represents one of the Company's ordinary shares.

1 This press release contains translations of certain Renminbi amounts into US dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to US dollars for the period ended June 30, 2017 were made at a rate of RMB6.7744 to USD1.00, the rate published by the People’s Bank of China on June 30, 2017. China New Borun Corporation makes no representation that the Renminbi or US dollar amounts referred to in this press release could have been or could be converted into US dollars or Renminbi, at any particular rate or at all.

Second Quarter 2017 Financial Performance

For the second quarter of 2017, revenue increased by 4.7% year-over-year to RMB555.1 million ($81.9 million) from RMB530.4 million in the same period of 2016. The increase in revenue was mainly attributable to higher sales volume of edible alcohol and its by-products.

Revenue breakdown by product lines is as follows:

•	Revenue from edible alcohol increased by 1.6% to RMB366.9 million ($54.2 million) in the second quarter of 2017, compared to RMB360.9 million in the second quarter of 2016. The sales volume of edible alcohol in the second quarter of 2017 increased by 13.2% year-over-year to 95,196 tons, while the average selling price of edible alcohol decreased by 10.2% year-over-year to RMB3,854 per ton.

•	Revenue from DDGS Feed increased by 12.2% to RMB135.1 million ($19.9 million) in the second quarter of 2017, compared to RMB120.4 million in the second quarter of 2016. The sales volume of DDGS Feed in the second quarter of 2017 increased by 3.7% year-over-year to 83,586 tons, and the average selling price increased by 8.2% year-over-year to RMB1,616 per ton.

•	Revenue from liquid carbon dioxide decreased by 10.8% to RMB4.9 million ($0.7 million) in the second quarter of 2017, compared to RMB5.5 million in the second quarter of 2016. The sales volume of liquid carbon dioxide in the second quarter of 2017 decreased by 4.9% year-over-year to 30,657 tons, and the average selling price decreased by 6.2% year-over-year to RMB160 per ton.

•	Revenue from crude corn oil decreased by 6.0% to RMB17.0 million ($2.5 million) in the second quarter of 2017, compared to RMB18.1 million in the second quarter of 2016. The sales volume of crude corn oil in the second quarter of 2017 increased by 1.8% year-over-year to 2,860 tons, and the average selling price decreased by 7.7% year-over-year to RMB5,950 per ton.

•	Revenue from CPE increased by 22.8% to RMB31.2 million ($4.6 million) in the second quarter of 2017, compared to RMB25.4 million in the second quarter of 2016. The sales volume of CPE in the second quarter of 2017 increased by 26.9% year over year to 3,935 tons, and the average selling price decreased by 3.3% to RMB7,938 per ton.

During the second quarter of 2017, gross profit increased by 19.3% to RMB52.5 million ($7.8 million) from RMB44.0 million in the same period of 2016. Gross margin for the second quarter of 2017 increased to 9.5%, from 8.3% in the same period of 2016, which was primarily attributable to the steeper decrease in average corn cost, compare with selling price of edible alcohol.

Operating income increased by 23.2% to RMB39.3 million ($5.8 million) in the second quarter of 2017, from RMB31.9 million in the same period of 2016, primarily attributable to higher gross profit earned.

Selling expenses decreased by RMB0.3 million, or 22.2% to RMB0.9 million ($0.1 million) in the second quarter of 2017, from RMB1.2 million in the same period of 2016.

General and administrative expenses increased by RMB1.4 million, or 12.7% to RMB12.3 million ($1.8 million) in the second quarter of 2017, from RMB10.9 million in the same period of 2016.

Income tax expenses in the second quarter of 2017 were RMB5.7 million ($0.8 million), representing an effective tax rate of 25.0%.

Net income increased by 14.5% to RMB17.0 million ($2.5 million) in the second quarter of 2017, compared to RMB14.9 million in the same quarter of 2016. In the second quarter of 2017, basic and diluted earnings per share and per ADS were RMB0.66 ($0.10), and the Company had 25.7 million weighted average basic and diluted shares outstanding.

As of June 30, 2017, cash and bank deposits of RMB1,219.8 million ($180.1 million) increased by RMB424.5 million, compared with RMB795.3 million as of December 31, 2016. Cash flows generated from operating activities for the second quarter of 2017 amounted to RMB333.4 million ($49.2 million) which was mainly generated form the decrease in inventory during the second quarter of 2017.

Financial Outlook

For the third quarter of 2017, the Company’s Shandong facility will halt production for approximately two weeks, and the Daqing facility will halt production for up to four weeks for annual maintenance. Comparatively, in the third quarter of 2016, the Company’s Shandong and Daqing facilities did not halt production, as the Company had already completed annual maintenance in the second quarter of 2016. Reflecting the comparatively shorter year-over-year production period, the Company estimates that its revenue for the third quarter of 2017 will be in the range of RMB380 million ($56.1 million) to RMB420 million ($62.0 million), a decrease of approximately 36.9% to approximately 30.3%, respectively, over the same quarter of 2016.

This guidance is based on the current market conditions and reflects the Company's current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Conference Call

Borun's management will hold a corresponding earnings conference call and live webcast at 8:00 a.m. E.T. on Wednesday, August 23, 2017 (8:00 p.m. Beijing time on Wednesday, August 23, 2017) to discuss the results and highlights from the second quarter 2017 and answer questions from investors. A webcast of the call will be available at http://ir.chinanewborun.com. Listeners may access the call by dialing:

United States Toll Free:	1-866-519-4004
US Toll/International:	1-845-675-0437
Hong Kong Toll Free:	800-906-601
Hong Kong Toll:	852-3018-6771
China Toll:	800-819-0121
China Toll (Mobile):	400-620-8038
Conference ID:	66753231

A replay of the webcast will be accessible through August 31, 2017 on http://ir.chinanewborun.com or by dialing:

United States toll free:	1-855-452-5696
International:	61-2-8199-0299
Passcode:	66753231

About China New Borun Corporation

China New Borun Corporation (NYSE: BORN) is a leading producer and distributor of corn-based edible alcohol sold as an ingredient to producers of baijiu, a popular grain-based alcoholic beverage in China. The Company also produces DDGS Feed, liquid carbon dioxide and crude corn oil as by-products of edible alcohol production, and CPE that is widely used in chemical industries. China New Borun is based in Shouguang, Shandong Province. Additional information about the company can be found at http://www.chinanewborun.com and in documents filed with the U.S. Securities and Exchange Commission, which are available on the SEC's website at http://www.sec.gov.

Forward-looking Statements

All statements included in this press release, other than statements or characterizations of historical fact, are forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management's beliefs, and certain assumptions made by us, all of which are subject to change. Forward-looking statements can often be identified by words such as "anticipates," "expects," "intends," "plans," "predicts," "believes," "seeks," "estimates," "may," "will," "should," "would," "could," "potential," "continue," "ongoing," similar expressions, and variations or negatives of these words. These forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause our actual results to differ materially and adversely from those expressed in any forward-looking statement.

Contact Information

Asia Bridge Capital Limited

Wendy Sun

Phone:	+86-10-8556-9033 (China)

+1-888-870-0798 (U.S.)

Email: wendy.sun@asiabridgegroup.com

CHINA NEW BORUN CORPORATION

UNAUDITED CONSOLIDATED BALANCE SHEETS

	December 31, 2016	June 30, 2017
	RMB	RMB	US$
Assets
Cash	795,329,065	1,219,761,937	180,054,608
Trade accounts receivable, net of allowance for doubtful accounts of RMB nil and RMB nil (US$ nil), as of December 31, 2016 and June 30, 2017, respectively	415,621,572	390,926,580	57,706,451
Inventories	602,628,839	648,631,535	95,747,451
Advance to suppliers	245,977,475	243,582	35,956
Other receivables	81,055,814	93,578,212	13,813,506
Prepaid expenses	3,325,225	1,513,382	223,397
Total current assets	2,143,937,990	2,354,655,228	347,581,369
Property, plant and equipment, net	876,240,529	820,243,097	121,079,815
Land use right, net	130,460,205	129,043,917	19,048,760
Total assets	3,150,638,724	3,303,942,242	487,709,944

Liabilities and shareholders’ equity
Trade accounts payable	23,643,261	19,434,182	2,868,768
Accrued expenses and other payables	47,614,155	52,863,857	7,803,474
Income taxes payable	12,242,364	28,457,093	4,200,681
Short-term borrowings	905,170,000	978,380,000	144,423,122
Total current liabilities	988,669,780	1,079,135,132	159,296,045
Bonds payable in connection with 2016 Bonds:
Outstanding principal amount of RMB300,000,000, bearing fixed annual interest rate of 6.5%, with maturity on November 2, 2021 (less unamortized debt issuance costs based on imputed interest rate of 6.75% of RMB6,830,549 and RMB5,975,840 ($882,121) as of December 31, 2016 and June 30, 2017, respectively)	293,169,451	294,024,160	43,402,244
Total liabilities	1,281,839,231	1,373,159,292	202,698,289

Shareholders’ equity

Ordinary share – par value of RMB0.0068259, 25,725,000 shares authorized, issued and outstanding as of December 31, 2016 and June 30, 2017, respectively	175,596	175,596	25,725
Additional paid-in capital	468,132,187	468,132,187	69,103,122
Retained earnings – appropriated	153,533,656	153,533,656	22,663,801
Retained earnings – unappropriated	1,247,519,969	1,309,475,581	193,297,647
Accumulated other comprehensive loss	(561,915)	(534,070)	(78,640)

Total shareholders’ equity	1,868,799,493	1,930,782,950	285,011,655
Total liabilities and shareholders’ equity	3,150,638,724	3,303,942,242	487,709,944

CHINA NEW BORUN CORPORATION

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

	For the three-month period ended,
	June 30, 2016	December 31, 2016	June 30, 2017
	RMB	RMB	RMB	US$

Revenues	530,379,367	513,471,966	555,093,952	81,939,943
Cost of goods sold	486,353,803	467,502,403	502,561,489	74,185,387
Gross profit	44,025,564	45,969,563	52,532,463	7,754,556
Operating expenses:
Selling	1,206,445	907,214	938,979	138,607
General and administrative	10,910,620	14,996,132	12,294,818	1,814,894
Total operating expenses	12,117,065	15,903,346	13,233,797	1,953,501
Operating income	31,908,499	30,066,217	39,298,666	5,801,055

Other (income) expenses:
Interest income	(467,853)	(919,059)	(942,288)	(139,096)
Interest expense	12,563,890	14,256,960	17,558,275	2,591,857
Others, net	(25,047)	(4,009,834)	(25,263)	(3,729)
Total other expense, net	12,070,990	9,328,067	16,590,724	2,449,032
Income before income taxes	19,837,509	20,738,150	22,707,942	3,352,023
Income tax expense	4,959,378	5,184,537	5,676,985	838,006
Net income	14,878,131	15,553,613	17,030,957	2,514,017

Earnings per share:
Basic and diluted	0.58	0.60	0.66	0.10
Weighted average ordinary shares outstanding:
Basic and diluted	25,725,000	25,725,000	25,725,000	25,725,000

CHINA NEW BORUN CORPORATION

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

	For the six-month period ended,
	June 30, 2016	June 30, 2017
	RMB	RMB	US$

Revenues	1,016,961,602	1,071,003,283	158,095,666
Cost of goods sold	913,424,014	927,765,691	136,951,714
Gross profit	103,537,588	143,237,592	21,143,952
Operating expenses:
Selling	2,291,413	1,857,320	274,167
General and administrative	22,944,278	25,926,437	3,827,119
Total operating expenses	25,235,691	27,783,757	4,101,286
Operating income	78,301,897	115,453,835	17,042,666

Other (income) expenses:
Interest income	(2,461,915)	(1,697,415)	(250,563)
Interest expense	26,874,240	34,603,020	5,107,909
Others, net	383,588	(59,252)	(8,746)
Total other expense, net	24,795,913	32,846,353	4,848,600
Income before income taxes	53,505,984	82,607,482	12,194,066
Income tax expense	13,376,496	20,651,870	3,048,516
Net income	40,129,488	61,955,612	9,145,550

Earnings per share:
Basic and diluted	1.56	2.41	0.36
Weighted average ordinary shares outstanding:
Basic and diluted	25,725,000	25,725,000	25,725,000